

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc. IV
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144

> **Re: dMY Technology Group, Inc. IV**
> **Form S-4**
> **Exhibit Nos. 10.16, 10.17, 10.18, 10.19, 10.20, and 10.21**
> **Filed August 4, 2021**
> **File No. 333-258431**

Dear Mr. de Masi:

    We have concluded our assessment of your redacted exhibit[s] for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance